PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48969

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EFG Capital International Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, 9th Floor
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marco Tuesta (305) 482-8013
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

600 Silks Run, Suite 2210	Hallandale Beach	Florida	33009
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Marco Tuesta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EFG Capital International Corp., as of March 1, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Certain officers and directors of the company have personal accounts with the firm

DIANA GUERRA
MY COMMISSION # GG 181758
EXPIRES: April 7, 2022
Bonded Thru Notary Public Underwriters

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EFG Capital International Corp. and Subsidiary

(A wholly-owned subsidiary of EFG Capital Holdings Corp.)

Consolidated Statement of Financial Condition
Pursuant to Rule 17a-5
of the Securities and Exchange Commission
December 31, 2020

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Index
December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of EFG Capital International Corp.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of EFG Capital International Corp. and its subsidiary (the "Company") as of December 31, 2020 including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2021

We have served as the Company's auditor since at least 2001.
We have not determined the specific year we began serving as auditor of the Company.

PricewaterhouseCoopers LLP, 600 Silks Run, Suite 2210, Hallandale Beach, Florida 33009
T: (305) 438 1800, www.pwc.com/us

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Consolidated Statement of Financial Condition
December 31, 2020

Assets	
Cash and cash equivalents	$ 17,623,653
Cash segregated under federal and other regulations	3,500,000
Due from customers	2,130,743
Accounts receivable	3,754,254
Due from employees	1,915,103
Securities owned, at fair value ($99,972 escrow deposit)	8,276,073
Furniture, equipment, leasehold improvements and software, net	1,983,681
Other assets	902,213
Operating lease right-of-use asset	5,275,173
Total assets	$ 45,360,893
Liabilities and Stockholder's Equity	
Accounts payable	$ 1,392,431
Due to broker	2,118,692
Accrued expenses and other liabilities	9,425,615
Subordinated loans from related party	8,000,000
Operating lease liability	6,260,170
Total liabilities	27,196,908
Stockholder's equity	
Common stock ($.01 par value, 1,000 shares authorized, issued and outstanding)	10
Additional paid-in capital	27,282,655
Accumulated deficit	(9,118,679)
Total stockholder's equity	18,163,986
Total liabilities and stockholder's equity	$ 45,360,893

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Nature of Business

EFG Capital International Corp. ("EFG" or the "Company") is a wholly-owned subsidiary of EFG Capital Holdings Corp. (the "Parent"), which is owned by EFG International AG ("EFG International"), which is headquartered in Switzerland and listed in the Swiss Stock Exchange. The Company's principal office is located in Miami, Florida.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides its customers with investment and brokerage related financial services. The Company buys and sells securities for customers, primarily from Latin America, acting in an agency capacity and charging a commission, or in a principal capacity earning mark ups and mark downs on a riskless principal trading basis. The Company also introduces its customers to affiliates, who provide customers with various financial services, and is compensated under fee sharing arrangements.

2. Summary of Significant Accounting Policies

Basis of Presentation
The consolidated financial statements include the accounts of EFG and its wholly-owned subsidiary, EFG Asesores Financieros Peru SRL (a Peruvian limited liability partnership). All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company has defined cash and cash equivalents as highly liquid instruments with original maturities of less than three months. The Company's cash equivalents are mainly comprised of money market accounts.

Cash Segregated Under Federal and Other Regulations
The Company maintains cash segregated in a special reserve bank account for the exclusive benefit of its customers as well as in a special reserve bank account for the exclusive benefit of Brokers and Dealers; both pursuant to SEC Rule 15c3-3.

Fails to Receive/Deliver
Pursuant to SEC Rule 15c3-3, the Company records fails to receive/deliver for transactions where clearance and settlement does not occur pursuant to the agreed upon date that are to be settled by EFG Bank AG ("EFG Bank"). The Company records the fails to deliver (included in due from customers at December 31, 2020) and fails to receive (included in due to brokers at December 31, 2020) on its financial statements until the time that the transactions settle. All open transactions as of December 31, 2020 settled shortly after year-end.

Securities Owned, at Fair Value
Proprietary securities transactions in regular-way trades are recorded on a trade date basis. In addition, profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Change in fair value of the securities, is included in other income in the consolidated statement of operations. Securities are recorded at fair value as described in Note 3. As of December 31, 2020, the Company maintained a security escrow deposit in the amount of $99,972 as well as a U.S. Treasury Bill in the amount of $8,176,101.

Furniture, Equipment, Leasehold Improvements and Software, net
Furniture, equipment and leasehold improvements are recorded at the cost of acquisition less accumulated depreciation. Leasehold improvements include direct construction costs and other costs related to the development of the property that have been capitalized and have been placed in service as of December 31, 2020.

Routine maintenance and repairs are expensed when incurred. Depreciation is recorded on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement and/or incentive, or the term of the lease.

Software is recorded at cost less accumulated amortization. Software licenses purchased are capitalized if the terms include the right to use in excess of twelve months. Amortization is recorded on a straight-line basis using estimated useful lives of three to five years.

Leasehold incentives received from lessors are recorded in Accrued expense and other liabilities on the consolidated statement of financial condition. Leasehold incentives are amortized over the term of the lease.

Stock-based Compensation
The Company participates in the Parent's equity incentive plan that awards Restricted Stock Units of EFG International's common stock to certain employees. Beginning in 2018, the Company entered into its own equity incentive plan with EFG International that also awards Restricted Stock Units of EFG International's common stock. The Company accounts for the stock-based compensation under the US GAAP provisions, which establishes that compensation expense is recognized for awards granted at the awards' fair value as of grant date over the requisite service period of the award, which is generally the awards' vesting period.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in other income in the consolidated statement of operations.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are

recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company follows guidance related to accounting for uncertain tax positions. Uncertain tax positions are recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax expense or benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax expense or benefit is recorded.

New Accounting Pronouncements
In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), (“ASU 2016-13”). The ASU introduced a new credit loss methodology, the Current Expected Credit Losses (“CECL”) methodology, which requires earlier recognition of credit losses while also providing additional transparency about credit risk. Subsequent to the issuance of ASU 2016-13, the FASB issued ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments – Credit Losses. This ASU does not change the core principles of the guidance in ASU 2016-13, but instead, it is intended to clarify and improve operability of certain topics included within the credit losses standard. Effective January 1, 2020, the Company adopted the ASU, which as discussed below, did not have a material impact on the financial statements.

A broker-dealer’s estimate of expected credit losses should consider the expected risk of credit loss even if that risk is remote, regardless of the method applied to estimate credit losses.

A broker-dealer, however, is not required to measure expected credit losses on a financial asset (or group of financial assets) in which historical credit loss information adjusted for current condition and reasonable and supportable forecasts results in an expectation that nonpayment of the amortized cost basis is remote.

Receivables from clearing broker – Amounts receivable from Pershing consist of a $99,972 deposit, considered restricted escrow treasury bill deposit, and amounts due from and payable to Pershing for fees and commissions. Amounts receivable from EFG Bank AG and EFG Bank & Trust (Bahamas) also consist of amounts due from and payable for fees and commissions.

Typical business practices in the securities industry and the commodities markets are that such receivables are usually remitted on a monthly or quarterly basis. Brokers should maintain awareness of the creditworthiness of the clearing broker. Also, the regulatory community constantly maintains its awareness of the liquidity of clearing brokers and futures commission merchants. As a result, failures of these organizations have not been frequent but still need to be evaluated.

Taking this into consideration along with historical information demonstrating Pershing’s ability to continuously remit payments without delay and/or interruptions, EFG nonetheless maintains awareness of Pershing’s creditworthiness to assess the need to estimate potential future credit losses. In addition, Pershing has the backing and resources of BNY Mellon, a global leader in the industry, should liquidity become a concern. BNY Mellon has been designated one of 30 ‘Globally Systematically Important Banks’ (“GSIBs”) by The Financial Stability Board in consultation with the Basel Committee on Banking Supervision and national authorities, which means they adhere to a higher level of liquidity and capitalization requirements along with stricter regulation.

Trading securities – EFG has a United States Treasury bills $8,176,101 maturing on March 4, 2021 and $99,972 maturing on April 22, 2021that are recorded at fair value through the Statement of Income and therefore out of scope of CECL.

The Company grants loans to employees in conjunction with a program established primarily to recruit and retain certain employees. These loans are contingent on the employees' continued employment with the Company and generally require repayment if employees leave during a contractual service period. These loans generally amortize over a contractual service period of 2 to 3 years from the initial date of the loan and amounts related to accrued interest are reported in the same balance sheet line item as the other elements of the loan's amortized cost. The outstanding loan becomes due on demand in the event the employee departs during the service period. The Company estimates the allowance for credit losses by considering credit quality indicators and the recoverability of an outstanding loan balance from employees that left the Company. The Company has not applied an allowance for credit losses as the Company considers the likelihood of the loans to be uncollectable remote and has not experienced historical or current credit indicators that would require an allowance.

3. Fair Value Measurement

Financial instruments are classified based on a three-level valuation hierarchy required by US GAAP. The valuation is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data. Accordingly, the degree of judgment exercised in determining fair value is greater for instruments in this category.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

As of December 31, 2020, the Company held two U.S. Treasury Bills with fair value measurement classifications for both as level 1 with a fair market value of $99,972 and $8,176,101.

Level 1 Valuation Techniques

The fair value measurements of the U.S. Treasury security is classified as level 1 of the fair value hierarchy, as it is based on quoted market prices in active markets.

As of December 31, 2020, the Company did not have any financial instruments classified as either Level 2 or Level 3.

4. Cash Segregated Under Federal Regulations

As of December 31, 2020, $3,000,000 of cash was segregated in a special reserve bank account for the exclusive benefit of customers as well as $500,000 of cash segregated in a special reserve bank account for the exclusive benefit of Brokers and Dealers both under SEC Rule 15c3-3.

5. Securities Owned, at Fair Value

At December 31, 2020 securities owned consists of the following:

U.S. Treasury Bills	$ 8,276,073
	$ 8,276,073

U.S. Treasury Bills amounting to $99,972 are deposited in escrow in connection with clearing and depository agreements with third-parties. See Note 9.

6. Furniture, Equipment, Leasehold Improvements and Software, net

Furniture, equipment, leasehold improvements and software net, consist of the following at December 31, 2020:

	Useful Lives (in years)	
Furniture	5	$ 2,130,803
Equipment and Software	3 - 5	5,610,207
Leasehold improvements	3 - 7	4,658,818
Artwork	Indefinite	134,445
		12,534,273
Less: Accumulated depreciation and amortization		(10,550,592)
		$ 1,983,681

Depreciation expense was $850,241 for the year ended December 31, 2020.

7. Related Party Transactions

The following table sets forth the Company’s related party assets and liabilities as of December 31, 2020:

Assets		
Cash and cash equivalents	$	78,085
Accounts receivable		3,086,485
Due from employees		1,915,103
Total assets		5,079,673
Liabilities		
Accounts payable		562,700
Accrued expenses and other liabilities		37,613
Subordinated loans		8,000,000
Total liabilities		8,600,313

As of December 31, 2020, the Company held cash at EFG Bank AG and at EFG Bank & Trust (Bahamas) Ltd in the amounts of $40,498 and $37,587, respectively, as a result of revenue generating and intercompany transactions during the year then ended. These balances are included in cash and cash equivalents in the accompanying consolidated statement of financial condition.

As of December 31, 2020, the Company had various balances due from related party entities including EFG Bank & Trust (Bahamas) for $339,115, EFG Capital Holdings Corp for $2,728,483, and various other entities for a combined total of $18,887, as a result of various intercompany transactions, during the year then ended. These balances are included in accounts receivable in the accompanying consolidated statement of financial condition.

The Company uses employee forgivable loans as a tool for recruitment. The forgivable loans have stated maturity dates and interest rates with forgivable components of both principal and interest based on meeting various targets. At December 31, 2020, due from employees amounted to $1,915,103.

As of December 31, 2020, the Company had various balances due to related party entities including Bank AG of $336,087, and EFG Asset Management (Americas) Corp. of $214,369, and EFG Capital Services Corp. of $12,244 as a result of intercompany transactions occurring during the year then ended. This balance is included in accounts payable in the accompanying consolidated statement of financial condition.

The Company originally entered into a subordinated loan agreement ("SLA") with EFG International in September 2005. In September 2020, the SLA maturity was extended to September 30, 2022. The SLA has an outstanding balance of $8,000,000 and carries an interest rate of 1.82% per annum, of which was previously an interest rate of 6.67% per annum through September 30, 2020. As of December 31, 2020, the Company has accrued interest related to the SLA for $37,613. The SLA was made under agreements pursuant to rules and regulations of the SEC, approved by FINRA and is subordinated to claims of general creditors. Under the terms of the SLA any repayments prior to its due date are subject to written approval by FINRA. The amount of the subordinated liability is considered part of the Company's regulatory capital. It is the Company's intention to renew the SLA before it becomes due.

The Company entered into a second subordinated loan agreement ("RSLA") with EFG International in September 2011 which took the form of a revolving line of credit with a limit of $5 million. In

September 2020, the RSLA credit period was extended to expire on September 30, 2023. As of December 31, 2020, the RSLA has no outstanding balance.

8. Clearing Agreements

Clearing and depository operations for the Company's securities transactions are provided by Pershing, a third party clearing organization, and EFG Bank, an affiliate. Pursuant to the Company's agreement with Pershing, the Company is required to maintain $100,000 in security escrow deposit. The deposits consist of U.S. Treasury Bills included within securities owned in the consolidated statement of financial condition.

Sub-Clearing Agreements
The Company has entered into sub-clearing agreements with foreign financial institutions. The Company executes transactions for customers of the broker-dealers in exchange for a percentage commission or mark-up and in some cases, a minimum monthly fee.

Guarantees
The Company applies the provisions of the Financial Accounting Standards Board's guidance, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing organization for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2020, there were no customer balances maintained at its clearing organizations and subject to such indemnification. The Company has experienced no losses or claims historically under the terms of this indemnification and, accordingly, has recorded no liability at December 31, 2020. In accordance with the margin agreement between the clearing organizations and customers, customer balances are collateralized by customer securities and supported by other types of recourse provisions including the right to request customers to deposit additional collateral or reduce securities positions without the consent of the customer.

9. Commitments and Contingencies

Leases
The Company is required to recognize all leases on the balance sheet as right-of-use ('ROU') assets and corresponding lease liabilities. The Company has non-cancelable operating leases for its office spaces in Miami and Peru. Additionally, a portion of the Miami office space has been subleased through the remaining term of the original lease. These contracts generally do not include purchase options or residual value guarantees.

Accordingly, as of December 31, 2020, the Company recognized $5,275,173 as an operating lease ROU asset and $6,260,170 as an operating lease liability in the accompanying consolidated statement of financial condition. The remaining lease term is 2.9 years. The incremental borrowing rate determined and used for purposes of discounting lease payments is 6.3%.

4 Lease obligations, under the above-mentioned agreements as of December 31, 2020 are as follows:

Year	
2021	2,309,548
2022	2,378,937
2023	2,242,273
	$ 6,930,758

Rent expense was $1,654,541 for the year ended December 31, 2020.

Concentration of Credit Risk

The Company and its subsidiary are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Legal Matters

The Company was not involved in any legal proceedings, claims, or litigation that in the opinion of management, will result in a material adverse effect on its financial position for the year ended December 31, 2020 and through the date these consolidated financial statements were available for issuance.

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. At December 31, 2020, the Company had net capital (as defined) of $17,582,845, which was $16,662,498 in excess of that required. The Company's net capital ratio was 0.79 to 1.

The accounts of the Company's subsidiary, EFG Asesores Financieros S.R.L, are not included as capital in the computation of the Company's net capital, because the assets of the subsidiary may not be readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

11. Savings Investment Plan

The Company maintains a 401(k) Savings Investment Plan (the "Plan") to provide retirement benefits for eligible employees. All employees are immediately eligible to participate in the Plan and are automatically enrolled on the first of the following month. Employees may elect to make salary deferral contributions, as defined, up to $19,000 each year, adjusted annually in accordance with regulations. The Company may make discretionary annual contributions in accordance with the provisions of the Plan. The Plan contribution expense incurred by the Company in 2020 was $615,135.

12. Stock Based Plans

Restricted stock units

The Company participates in its Parent's equity incentive plan (the "Plan") as well as its own beginning in 2018 (together the "Plans"). The Plans mirrors the EFG International plan and is paid to the employees with EFG International shares. EFG International has committed to provide, on an ongoing basis, to both the Parent and the Company, the shares required to settle the Restricted Stock Units ("RSUs") with the Company's employees at the end of each vesting period. The Company exchanges nominal cash and equity consideration for the 2016-2017 Plans and 2018-2020 Plans, respectively, for shares granted.

The value of the awards are based on the Stock Price of EFGI at the time of the grant. The compensation costs associated with the RSUs are amortized over a 3 year vesting period. There were 656,995 RSUs granted for the year ended December 31, 2020 and there were 1,295,419 unvested RSUs as of December 31, 2020.

The RSU incentive awards under the above-mentioned plan as of December 31, 2020 are as follows:

Year granted	Fair value at grant date	Dec. 31, 2019 unamortized	Current year grants	Current year forfeitures	Current year amortization	Dec. 31, 2020 unamortized
2017	5,522,270	274,894	-	-	(274,894)	-
2018	3,922,336	1,205,084	-	-	(992,699)	212,385
2019	3,548,801	2,163,077	-	(152,639)	(1,064,548)	945,889
2020	3,032,709	-	3,032,709	(173,570)	(1,064,888)	1,794,251
		$ 3,643,055	$ 3,032,709	$ (326,210)	$ (3,397,030)	$ 2,952,524

Long-term incentive plan introduction in 2019

A one-time long-term incentive plan ("LTIP") for EFG International's senior management (Executive Committee, Global Business Committee and Senior Managers) was implemented in 2019. The LTIP is a plan covering a three-year up to five-year performance period beginning 2019 and rewarding senior management's achievement based on financial and business targets through granting shares of EFG International AG via Restricted Stock Units ("RSUs"). The final amount of RSUs granted under the LTIP is subject to meeting minimum thresholds and depending on the performance achieved. The RSUs granted are subject to a three-year vesting schedule beginning in April 2022 and are subject to EFG International AG achieving certain performance targets. The Company's senior managers participating in the award received a target award of 704,667 shares with a fair value at grant date amounting to $3,455,216. During the year the Company did not incur any amortization costs due to the award as the awards minimum thresholds were no longer deemed to be achievable. The $611,889 related to this award amortized in 2019 were reversed in 2020.

Total RSU expense in 2020 amounted to $3,111,351 after forfeitures and prior year LTIP reversal and is included in employee compensation and benefits in the consolidated statement of operations.

13. Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker-dealers in order to fill its customers' orders. The Company may be required, in the

unlikely event of non-delivery of securities owned by other broker-dealers, to purchase or sell the securities in the open market to correct a failed settlement. These corrective transactions to buy and sell may result in losses that are not reflected in the financial statements.

Securities transactions with other brokers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker-dealers or the customer failed to perform their obligations under contractual terms. To mitigate this risk, EFG, together with its affiliates, reviews and monitors the financial condition of the broker-dealers with whom it deals, as well as the size of the transactions it performs with such broker-dealers. As further mitigation of settlement risk, EFG mostly buys or sells securities for its customers when it is certain that either the cash or the securities to settle are available in the customer's custody account.

14. Income Taxes

At December 31, 2020, the tax effect of temporary differences that give rise to significant portions of the deferred tax asset and tax liabilities were:

Deferred tax assets	
Accrued bonus and compensation	$ 1,803,322
Operating lease liability	1,348,503
Net operating losses	387,381
Interest expense	324,872
Contributions	17,560
Accrued interest to Parent	8,951
Deferred tax asset prior to valuation allowance	3,890,589
Valuation allowance	(2,480,299)
Total deferred tax assets	1,410,290
Deferred tax liabilities	
Operating lease right-of-use asset	(1,336,993)
Fixed assets	(67,629)
Other	(5,668)
Total deffered tax liabilities	(1,410,290)
Net deferred tax asset	$ -

Included in the deferred tax asset balance is approximately $387,381 attributable to state net operating loss carryforwards. The state net operating loss carryforwards begin to expire after 2036.

The Company is subject to U.S. federal income tax, as well as state income tax primarily in Florida. The Company is not currently subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2016.

In order to determine the realizability of deferred tax assets, the Company considers all available positive and negative evidence, including future reversals or existing temporary differences and projected future taxable income. The net deferred tax asset before valuation allowance as of December 31, 2020 was $2,480,299. A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefit related to such assets will not be realized. In assessing the need for a valuation allowance, the Company considered both positive

and negative evidence in concluding that as of December 31, 2020 a full valuation allowance was necessary against its net deferred tax assets.

The Company follows the ASC 740 accounting guidance for uncertainty in income taxes. Tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. As of December 31, 2020, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

15. Subsequent Events

The Company considered subsequent events through March 1, 2021, the date the financial statements were available to be issued, noting no events warranting disclosure or adjustments to the financial statements.

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